KAIROUS ACQUISITION CORP. LTD

Unit 9-3, Oval Tower @ Damansara,

No. 685, Jalan Damansara,

60000 Taman Tun Dr. Ismail,

Kuala Lumpur, Malaysia

Via Edgar

September 29, 2021

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Kairous Acquisition Corp. Ltd (the “Company”)

Registration Statement on Form S-1

Filed August 24, 2021

File No. 333-259031

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated September 13, 2021 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Cover Page

1.	We note that several of your executive officers and/or directors have significant ties to China and Hong Kong and your disclosure that you are seeking to acquire a company that may be based in China in an initial business combination. If you are seeking to acquire a company that may be based in China or Hong Kong in an initial business combination, please disclose this prominently on the prospectus cover page. Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We respectfully advise the Staff that we have revised the cover page to the effect that we will not be seeking to acquire a company that may be based in China in an initial business combination.

Prospectus Summary, page 1

2.	Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: We respectfully advise the Staff that we have updated the prospectus summary on pages 1 and 3 to the effect that we will not be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations.

3.	Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: We respectfully advise the Staff that we have revised the Registration Statement to the effect that we will not be seeking to acquire a company that is based in China or has major operations in China. Therefore we will not be required to obtain any permission from Chinese authorities to operate and issue securities to foreign investors.

4.	Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: We respectfully advise the Staff that we have revised the Registration Statement to the effect that we will not be seeking to acquire a company that is based in China or has major operations in China.

5.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.

Response: We respectfully advise the Staff that we have added a relevant risk factor on page 36 of the Registration Statement.

Summary of Risk Factors, page 18

6.	In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with crossreferences to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We respectfully advise the Staff that we have revised the Registration Statement to the effect that we will not be seeking to acquire a company that is based in China or has major operations in China.

Risk Factors, page 19

7.

To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

Response: We respectfully advise the Staff that we have revised the Registration Statement to the effect that we will not be seeking to acquire a company that is based in China or has major operations in China.

8.	Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

Response: We respectfully advise the Staff that we have revised the Registration Statement to the effect that we will not be seeking to acquire a company that is based in China or has major operations in China.

9.	Given the Chinese government’s significant oversight and discretion over the conduct of your business and the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Chinabased issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We respectfully advise the Staff that we have revised the Registration Statement to the effect that we will not be seeking to acquire a company that is based in China or has major operations in China.

10.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.

Response: We respectfully advise the Staff that we have revised the Registration Statement to the effect that we will not be seeking to acquire a company that is based in China or has major operations in China.

Description of Securities, page 77

11.	Please revise to disclose the scope of the exclusive forum provisions that appear in section 9.3 of the warrant agreement filed as exhibit 4.5 and 5 and in section 7.3 of the rights agreement filed as exhibit 4.6, including disclosure that the provisions do not apply to claims arising under the Securities Act or Exchange Act. Please also include any appropriate risk factor disclosure.

Response: We respectfully advise the Staff that we have revised pages 23, 80 and 81 of the Registration Statement.

Please reach Lawrence Venick, the Company’s outside counsel at +852 5600 0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Joseph Lee
Kairous Acquisition Corp. Ltd
Chief Executive Officer